DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

BEST AVAILABLE COPY

DIVISION OF
CORPORATION FINANCE

06032684

RECD S.E.C.
APR 1 7 2006

April 13, 2006

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, Florida 34242

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/13/2006

Re: ExxonMobil Corporation
Incoming letter dated March 24, 2006

Dear Mr. Neuhauser:

This is in response to your letters dated March 19, 2006 and March 24, 2006 concerning the shareholder proposal submitted to ExxonMobil by the Province of Saint Joseph of the Capuchin Order, Catholic Healthcare West, the Adrian Dominican Sisters and Brethren Benefit Trust, Inc. We also have received a letter from the Province of Saint Joseph of the Capuchin Order dated March 23, 2006 and a letter from ExxonMobil dated March 27, 2006. On March 17, 2006, we issued our response expressing our informal view that ExxonMobil could exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 27, 2006

VIA FAX
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding low-carbon leadership

Gentlemen and Ladies:

I refer to the staff's letter to ExxonMobil dated March 17, 2006, advising that ExxonMobil could exclude the captioned proposal from the proxy material for our 2006 annual meeting on the basis of Rule 14a-8(i)(10). I also note letters from Paul Neuhauser, counsel for the lead proponent, dated March 19 and March 24, 2006, arguing, respectively, against exclusion of the proposal and requesting reconsideration of the staff's no-action letter granted March 17, 2006.

As we previously advised the staff by telephone, the printing deadline for ExxonMobil's 2006 proxy material was last Friday, March 24. Because we must print and distribute over two million copies of our proxy statement, there is an approximately three week lead time required between the time we begin printing the proxy statement and the anticipated filing of the proxy statement and first mailing to shareholders in mid-April.

We confirm that ExxonMobil's 2006 proxy material has already gone to press. A change in the staff's no-action position expressed on March 17 at this point would impose significant costs and burdens on the company and would likely result in a delay of our

2006 annual meeting. We therefore respectfully request the staff to consider this matter moot for this year.[1]

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

[1] We respectfully note that the proponent has had ample time to make counter-arguments to the staff. It has been two months since ExxonMobil submitted its original no-action request dated January 20, 2006, and six weeks since our letter of February 3, 2006, enclosing our new Energy Perspectives report in final form. In fact the proponent did submit a lengthy rebuttal letter dated February 2, 2006.

Cc:

Proponent:

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
fax: 414-271-0637

Proponent's Counsel:

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, Florida 34242

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
1253 North Basin Lane
Siesta Key
Sarasota, Florida 34242

Tel and fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 24, 2006

Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via FAX 202-772-9349

Dear Mr. Vilardo:

This letter concerns the shareholder proposal concerning low carbon emissions submitted to Exxon Mobil Corporation ("Exxon") by the Province of St. Joseph of the Capuchin Order, Catholic Healthcare West, the Adrian Dominican Sisters and Boston Asset Management. Apparently due to miscommunications between your office and the undersigned, my letter of March 19, 2006 responding to Exxon's request for a no-action letter concerning the shareholder proposal was sent after the Staff had already sent a letter, dated March 17, 2006, granting Exxon's request.

This letter constitutes a request that the Staff reconsider its grant of Exxon's no-action request in light of (i) the information contained in my letter of March 19, 2006 and (ii) the supplemental information sent to the Staff on March 23, 2006, concerning the study on carbon emissions published on March 21, 2006, by the Investor Responsibility Research Center.

If you have any questions, I can be reached at 941-349-6164.

Very truly yours,

Paul M. Neuhauser

cc: James Earl Parson, Esq.
All proponents

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
mikecrosby@aol.com

March 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: <u>Securities and Exchange Act of 1934 – Section 14(a)-8</u>
XOM's (XOM) January 20, 2006 Request to Omit Shareholder Proposal
Asking XOM to be a Recognized Leader in Low-Carbon Energy Production

Gentlemen and Ladies:

I write again, besides those letters I sent you on February 2 and 27 of this year. You also have the letter from our lawyer, Paul Neuhauser, esq. which he sent you on Monday of this week.

The core of our resolution asks XOM's Board to create a policy to make it a ***"recognized leader"* in low-carbon energy sources**. The enclosed material, reported in yesterday's *New York Times*, shows that it is far from that. The study of the Investor Responsibility Research Center on "Corporate Governance and Climate Change: Making the Connection," released by CERES, shows that ExxonMobil falls far short of BP, Royal Dutch and Chevron in bringing about a low-carbon future.

The data on page 25 shows that, in none of the five areas considered as critical in bringing about a low-carbon future, did XOM score anywhere near its main competitors in the "Energy Sector:" board and management and especially in the critical areas of disclosure, emissions and strategies. With 100 being the highest possible score, BP achieved an average of 90, Royal Dutch got a 79 and Chevron received a 57; XOM was given a "35." As the chart on page 4 shows, this is .02 above the average of the "Oil and Gas" sector which, in comparison to other companies in other industries, already was ranked in the "Low Scoring Sector."

The data from IRRC makes it clear the correctness of our shareholder resolution and the spurious position of XOM. Indeed the data shows XOM is a laggard in bringing about the necessary production and products that will make it a recognized leader in creating a low-carbon future.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
C. Rex Tillerson, XOM

Exxon Mobil Corp.

NYSE: ***XOM***

Industry: ***Petroleum***

ExxonMobil believes that new technologies are the key to addressing climate change and meeting world energy demand. It estimates that conventional fuels will continue to supply 99% of energy demand over the next quarter-century and says it has a "responsibility to provide oil and gas supply" to meet this demand. Internally, the company is focused on increasing energy efficiency at its refineries and chemical plants, achieving a 35% reduction in energy and CO_2 intensity rates of production since 1973. It has targeted a further 10% reduction in its intensity rates in 2002-2012. The company published a report in February 2006 on energy and GHG emissions trends that was reviewed by its board of directors. While the report drew a link between fossil energy use and rising GHG emissions, it said scientific evidence of climate change remains inconclusive.

Summary Score: 35

Company Information

ExxonMobil is the world's largest energy and petroleum company, by market capitalization, engaged in all aspects of the oil and natural gas business. Its five upstream businesses are exploration, development, production, gas marketing, and upstream research; its four down-stream businesses are refining and supply, fuels marketing, lubricants and petroleum specialties, and technology. The company also is a leading producer and marketer of petrochemicals and has interests in electric power generation. It had sales of $291.3 billion in 2004.

Contact Information

CEO / Chairman	Rex W. Tillerson
Contact	Tel: 972-444-1000 • Web: www.exxonmobil.com
Address	5959 Las Colinas Blvd Irving, TX 75039-2298 USA

Board Oversight *Score: 5*

Board Committee	Public Issues Committee
Committee Chair	Michael Boskin, Professor of Economics, Stanford University
Actions Taken	According to the company's 2005 proxy statement, "ExxonMobil's Board is monitoring the Company's approach to managing greenhouse gas emissions." In this context, the company says, the board has addressed the climate change issue and reviews the company's climate change policy at least annually. The board also reviewed the company's two *Energy Trends* reports (which discuss greenhouse gas emissions) in draft form and approved their release after suggesting changes.

Management Execution *Score: 5*

CEO Statement	Former ExxonMobil Chairman Lee Raymond (who retired at the end of 2005) commented frequently on issues related to global warming in speeches and statements made to the press and company shareholders. He was an outspoken skeptic of the purported link between fossil energy emissions and rising global temperatures. He called for a "reality check" by countries committing to greenhouse gas control targets under the Kyoto Protocol. Raymond also maintained that development of alternative energy sources, such as wind and solar power, would be "inconsequential" relative to fossil fuels in meeting a projected 50% increase in global energy demand over the next quarter century. Chairman and CEO Rex Tillerson also holds the view that new technologies must be found to provide solutions to the world's energy challenges. For example, new technology will be critical in future oil and gas development to interpret seismic data and to drill in deepwater and arctic regions. Likewise, new technologies must be found to address climate change and provide applicable and affordable energy options in developing as well as developed countries.
Chief Environmental Officer	Sherri Stuewer, Vice President of Safety, Health and Environment, Safety, Health and Environment
Levels to CEO	1
Climate Change Executive	None identified. However, ExxonMobil employs a number of scientists with expertise on such issues who have made contributions to the Intergovernmental Panel on Climate Change (IPCC) and the development of greenhouse gas accounting standards within the petroleum industry.

Management Execution	*(continued)*
Executive Committee	None identified. While Exxon Mobil does not have a formal executive committee on climate change, its operating companies formally report their performance to company headquarters at least annually on environmental matters, including greenhouse gas emissions.
Link to Executive Compensation	ExxonMobil says that environmental performance is a factor in the compensation of its top executives, plant managers and employees in environment-related positions.

Public Disclosure	*Score: 5*
Company Statement	In February 2006, ExxonMobil published a 20-page report titled Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options. It lays out the company's views on future energy trends and investments, management of the environment and renewable energy development. The report devotes one page to a discussion of climate change science. It says, "Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices... While assessments such as those of the [Intergovernmental Panel on Climate Change] have expressed growing confidence that recent warming can be attributed to increases in [GHGs]... gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict objectively the timing, extent and consequences of future climate change." The commentary concludes, "Even with many scientific uncertainties, the risk that [GHG] emissions may have serious impacts justifies taking action."
Securities Filings Statement	None identified.
Company Report	*2004 Corporate Citizenship Repor*
GRI Report	None identified.
Carbon Disclosure Project	Answered questionnaire, permitted disclosure.

Emissions Accounting	*Score: 12*
Savings Calculated by Company	***Amount:*** 8,000,000 tonnes of CO_2 annually — ***Scope:*** Global ExxonMobil has established a Global Energy Management System (GEMS) that incorporates efficiency improvements and emissions reductions into its routine business operations. Changes introduced through GEMS are estimated to have reduced the company's energy costs by more than $500 million per year and associated CO_2 emissions by about 7 million tons per year. ***Amount:*** 7,000,000 tonnes of CO_2 equivalent annually — ***Scope:*** Nigeria Since 1990, ExxonMobil and its predecessor companies have substantially reduced leaks, venting and flaring of methanel gas by capturing these emissions to use as fuel or by re-injecting the gas into the ground. In some locations, flaring has been reduced by 50 to 90 percent. In Nigeria, the company has announced plans eliminate flaring at operated facilities, saving more than 7 million metric tonnes of carbon dioxide equivalent emissions per year, equal to 5% of the company's worldwide GHG emissions. The project will be completed by 2008.
GHG Emissions Inventory	***2004 Amount:*** 138,000,000 tonnes of CO_2e — ***Region:*** Global ***2000 Amount:*** 128,000,000 tonnes of CO_2e — ***Region:*** Global ***2004 Amount:*** 95 tonnes CO_2/megawatt-hour — ***Region:*** Global (intensity rate) ***2000 Amount:*** 110 tonnes CO_2/MWH — ***Region:*** Global (intensity rate) ExxonMobil began releasing annual GHG inventory data in 2002, with emissions data dating back to 2000. The company reported a 1% increase in its emissions in 2004 "due to throughput increases and more intense processing to meet clean-fuels demand."
Third Party Vertification	Yes. ExxonMobil told IRRC it has "retained a consultant to provide common external verification" for all of its "covered facilities in the European Union."
Reporting Protocol	American Petroleum Institute *Compendium of Greenhouse Gas Emissions Methodologies for the Oil and Gas Industry* and IPIECA *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions.*

Strategic Planning	***Score: 8***
Emissions Targets	ExxonMobil has endorsed the American Petroleum Institute's voluntary target to improve aggregate refinery energy efficiency by 10% in 2002-2012, reducing GHG intensity by a comparable amount.
GHG Emissions Trading	*Voluntary programs*—None identified. *Government programs*—ExxonMobil operates about 40 facilities covered under the E.U. Emissions Trading Scheme. It says in its 2006 Energy Trends report that as a result of "internal actions," it expects to meet its obligations for controlling GHG emissions for 2005–2007 "without acquiring allowances through emissions trading."
Green Power	None identified. In the July 2005 issue of The Lamp, ExxonMobil's in-house magazine, then-Chairman Lee Raymond remarked that alternative energy sources "are not consequential on the scale that will be needed and they may never have a significant impact on the energy balance." He argued that even if alternative energy had double-digit growth rates, they would only supply 1% of the world's energy needs in 25 years' time. "I am more interested in staying focused on the 99 percent," he said.
Energy Efficiency	Since 1973, ExxonMobil has been installing cogeneration power plants that are nearly twice as efficient as traditional methods of producing power and steam separately to improve its energy efficiency and reduce GHG emissions. It now has interests in more than 80 cogeneration facilities in more than 30 locations worldwide with a capacity to provide about 3,300 megawatts of power. These facilities now supply more than 90% of ExxonMobil's power generating capacity at its refineries and chemical plants worldwide, reducing CO_2 emissions by more than 8 million tonnes annually. Cumulatively since 1973, Exxon Mobil says that these plants have helped it achieve a 35% gain in energy efficiency at its refineries and chemical plants, saving about 205 million tons of CO_2 in aggregate.
Commercial Business	ExxonMobil is conducting research on advanced engines, such as the Homogeneous Charge Compression Ignition (HCCI), which would combine the efficiency of a high compression diesel engine with the lower emissions of a gasoline engine. The HCCI design could lead to a 30% improvement in fuel efficiency over today's diesel engines. ExxonMobil also is conducting research on hybrid systems that combine gasoline engines with electric motors, and fuel cells that combine hydrogen and oxygen in a chemical reaction to make electricity.
Global Climate and Energy Project	ExxonMobil is providing $100 million over 10 years to Stanford University's Global Climate and Energy Project, a long-term research program that is designed to accelerate the development of commercially viable energy technologies that can dramatically lower greenhouse gas emissions. ExxonMobil is joined by other major sponsors including General Electric, Schlumberger and Toyota. GCEP projects underway include an integrated assessment of technology options, studies of hydrogen production and utilization, advanced combustion system research, studies of geologic sequestration of carbon dioxide, assessments of hydrogen, wind and solar power, carbon dioxide capture and storage, and studies on hydrogen as an energy carrier.
Other funding	ExxonMobil has funded basic research on climate-related issues since 1980. ExxonMobil staff have published more than 40 papers in peer-reviewed journals. ExxonMobil has also supported the work of some of the nation's leading skeptics on climate change, some of whom claim that fears of global warming are overblown and that global warming may be beneficial to the planet and its inhabitants.

Energy sector

Oil and gas: Petroleum fuels and natural gas are the largest sources of carbon dioxide (CO_2) emissions in America, accounting for 58 percent of the nation's total CO_2 emissions. (Petroleum's share is 42 percent; natural gas is 16 percent). Petroleum and natural gas account for the following percentages of CO_2 emissions by sector:

Transportation—100 percent
Industrial—51 percent
Residential—31 percent
Commercial—22 percent

These figures exclude petroleum and natural gas used for electric power generation. (Including power generation, petroleum and natural gas account for 64 percent of the nation's CO_2 emissions.)

Company	Board	Mgmt.	Disclosure	Emissions	Strategies	Total
Maximum	*12*	*18*	*14*	*24*	*32*	*100*
BP	9	16	13	23	29	**90**
Royal Dutch	7	15	7	23	27	**79**
Statoil	10	13	12	15	22	**72**
Total	6	15	12	13	16	**62**
Chevron	7	10	5	17	18	**57**
Anadarko	5	8	9	11	6	**39**
Sunoco	2	5	7	17	8	**39**
Amerada Hess	4	6	5	12	8	**35**
ConocoPhillips	3	5	7	9	11	**35**
ExxonMobil	5	5	5	12	8	**35**
Marathon	3	4	3	10	6	**26**
Occidental	5	2	4	11	3	**25**
Valero	1	3	3	9	8	**24**
Apache	3	6	2	6	5	**22**
Tesoro	6	4	0	3	2	**15**
Burlington	1	2	1	4	5	**13**
Devon Energy	0	1	1	6	3	**11**
El Paso	3	1	1	3	1	**9**
Murphy Oil	3	1	0	1	1	**6**
Williams	0	0	0	1	2	**3**
Average	**4.15**	**6.1**	**4.85**	**10.3**	**9.5**	**34.8**

[illegible]

Chemical Industry 51.9

Company	Score
DuPont	85
Bayer	71
ICI	60
BASF	59
Dow Chemical	59
Air Products	49
Praxair	43
Rohm & Haas	40
Monsanto	32
PPG	21

Electric Power 48.8

Company	Score
AEP	73
Cinergy	73
Entergy	65
Exelon	63
Calpine	55
PG&E	54
Xcel Energy	53
Edison Int'l	51
TXU	51
DTE	50
FirstEnergy	50
FPL Group	50
Southern	49
Duke	47
Progress	36
AES	34
Sempra	24
Dominion	27
Constellation	23

Auto Industry 47.9

Company	Score
Toyota	65
Honda	62
Ford	58
GM	52
Daimler	43
Volkswagen	37
BMW	35
Nissan	33

These charts show the 100 company scores, listed by sector. The chemical sector had the highest average governance scores, and the airline sector had the lowest average scores. Average scores for each sector are shown in white, followed by individual company scores.

MID SCORING SECTORS

Industrial Equip. 42.5

Company	Score
GE	58
ABB	54
UTC	52
Hitachi	51
Mitsubishi	45
Siemens	40
Caterpillar	27
Deere	14

Metals and Mining 42.2

Company	Score
Alcan	77
Alcoa	74
Nippon Steel	67
BHP Billiton	63
Anglo Amer.	56
Newmont	24
Nucor	21
U.S. Steel	20
Mittal Steel	14
Phelps Dodge	6

Forest Products 37.2

Company	Score
Int'l Paper	49
Abitibi	45
Weyerhaeuser	35
MeadWestvaco	31
Georgia-Pacific	26

LOW SCORING SECTORS

Oil and Gas 34.8

Company	Score
BP	90
Royal Dutch	79
Statoil	72
Total	62
Chevron	57
Anadarko	39
Sunoco	39
Amerada Hess	35
ConocoPhillips	35
ExxonMobil	35
Marathon	26
Occidental	25
Valero	24
Apache	22
Tesoro	15
Burlington	13
Devon Energy	11
El Paso	9
Murphy Oil	6
Williams	3

Coal Industry 21.4

Company	Score
Rio Tinto	57
Peabody	23
CONSOL	14
Arch	8
Foundation	5

Food Industry 17.6

Company	Score
Unilever	49
Nestle	29
General Mills	22
ADM	12
Altria	11
PepsiCo	9
Bunge	5
ConAgra	4

Airline Industry 16.6

Company	Score
UPS	30
British Airways	27
Air France	23
FedEx	18
AMR	9
Southwest	6
UAL	3

Study Says U.S. Companies Lag on Global Warming

Low Scores Seen as 'Red Flag' to Investors

By CLAUDIA H. DEUTSCH

European and Asian companies are paying more attention to global warming than their American counterparts. And chemical companies are more focused on the issue than oil companies.

Those are two conclusions from "Corporate Governance and Climate Change: Making the Connection," a report that Ceres, a coalition of investors and environmentalists, expects will influence investment decisions.

The report, released yesterday, scored 100 global corporations — 74 of them based in the United States — on their strategies for curbing greenhouse gases. It covered 10 industries — oil and gas, chemicals, metals, electric power, automotive, forest products, coal, food, industrial equipment and airlines — whose activities were most likely to emit greenhouse gases. It evaluated companies on their board oversight, management performance, public disclosure, greenhouse gas emissions, accounting and strategic planning.

The report gave the chemical industry the highest overall marks, with a score of 51.9 out of a possible 100; **DuPont**, with 85 points, was the highest-ranking American company in any of the industries. Airlines, in contrast, ranked lowest, with a score of 16.6; **UAL**, the parent of United Airlines, received just 3 points.

The study gave **General Electric**, **American Electric Power** and **Cinergy** among the highest scores in their industries. But over all, it concluded, American companies "are playing catch-up" with international competitors like **BP**, **Toyota**, **Alcan**, **Unilever** and **Rio Tinto**.

"Dozens of U.S. businesses are ignoring the issue with 'business as usual' responses that are putting their companies, and their shareholders, at risk," said Mindy S. Lubber, president of Ceres and director of the Investor Network on Climate Risk, a group whose members control a total of $3 trillion in investment capital. "When Cinergy and American Electric Power are tackling this issue, and **Sempra** and **Dominion Resources** are not, that should be a red flag to investors."

Art Larson, a Sempra Energy spokesman, took exception to Sempra's score of 24. He said that Sempra, based in San Diego, had been "aggressive in promoting energy efficiency and procuring renewable energy sources," and that "in the area of environmental responsibility, Ceres seems to give more weight to words over action." Hunter Applewhite, a spokesman for Dominion, a big electric utility in Richmond, Va., that scored 27, said the company had no comment on its ranking.

Members of the Investor Network said they would take the report's conclusions seriously. "We need to continue to press poor-performing companies to clean up their act," said California's state treasurer, Phil Angelides, who is on the board of two pension funds that collectively manage more than $300 billion in assets.

Connecticut's state treasurer, Denise L. Nappier, who administers a $22 billion investment fund, lauded the report as an "unprecedented window into how companies most affected by climate risk are responding at the board level, through C.E.O. leadership and strategic planning."

The report does show progress since 2003, when a much smaller Ceres study concluded that most American companies were ignoring the threat of climate change. Since then, Ceres notes, **Chevron Texaco** has invested $100 million in developing cleaner fuels, **Ford Motor** introduced the first American hybrid car, American Electric Power has committed itself to "clean coal" technologies and G.E. has introduced its Ecomagination program stressing "green" products. And many companies including **Dow Chemical**, **Anadarko Petroleum** and Cinergy have board committees that oversee the curbing of greenhouse gases.

"More U.S. companies realize that climate change is an enormous business issue that they need to manage immediately," Ms. Lubber said.

Still, the top-scoring company, with 90 points, was BP, a British company that has said it will invest $8 billion in solar, wind and other clean-energy technologies in the next decade. "BP understands that all companies must work to reduce their carbon footprint, starting with fossil fuels," Ms. Lubber said.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 19, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax 202-772-9349

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, Catholic Healthcare West, the Adrian Dominican Sisters and Boston Common Asset Management, Inc, (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and which have jointly submitted a shareholder proposal to Exxon, to respond to the letters dated January 20, 2006, and February 3, 2006, sent to the Securities & Exchange Commission the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(7) and (10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letters sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to adopt policies designed to establish it as the recognized leader in low carbon emissions.

RULE 14a-8(i)(10)

It is passing strange that prominently placed in Exxon's argument that it has substantially implemented a shareholder proposal calling on Exxon to become the leader in low carbon emissions is an explicit statement that Exxon's Board has concluded that investments in non-carbon businesses "would not be in the best interests of our shareholders" (Company's letter of January 20, 2006, first full paragraph page 4.)

Nothing in the remainder of Exxon's mootness argument in any way detracts from this explicit denial of interest in becoming "the recognized leader in low-carbon emissions", as requested by the shareholder proposal. This can be seen both from the general attitudes that Exxon exhibits it its public statements and by an examination of the Company's Report, dated February, 2006, entitled "Tomorrow's Energy" (the "2006 Report"), which Exxon relies on to advance its mootness argument.

1. Exxon's General Stance

The Company has the burden of establishing that it is on its way to becoming the leader in low carbon emissions. Merely showing that it has established some minor programs or has devoted an insignificant amount of resources toward that end does not establish ***leadership***. Unfortunately, even the most generous examination of Exxon's record and policies fails to establish any leadership role in low carbon emissions.

Symptomatic of the contrast between assuming a leadership role and the role actually played by Exxon is the contrast in advertising campaigns among big oil companies during the past several weeks. For example, in the February 10, 2006, edition of the Wall Street Journal, Chevron ran a two page color ad under a banner heading "The World Consumes two barrels of oil for every barrel discovered" with the subhead "So is this something you should be worried about?". On the second (facing) page of the ad, there was a prominent paragraph listing five steps that needed to be taken, the third of which was "Technological improvements are needed so that wind, solar and hydrogen can be more viable parts of the energy equation." Finally, there was a second prominent paragraph entitled "Chevron Steps Taken", which listed two steps, the first of which was (in its entirety):

> **Thinking to the future:**
>
> - Committing more than $300 million each year on clean and renewable energies.

In the same edition of the Wall Street Journal, Exxon had a one page ad. That ad said how proud Exxon was to be a sponsor of the 2006 Olympic Winter Games.

Those ads in the Wall Street Journal of February 10 were the culmination of a week of ads placed in the Journal in connection with "CERAWeek 2006", an energy conference in Houston during the entire week of February 6-10, sponsored by Cambridge Energy Research Associates ("CERA"), the company headed by Daniel Yergin, perhaps the foremost energy expert. The conference, which CERA states is "one of the five most influential senior executive conferences in the world, and the only one focused on a specific industry", brought together 2,000 energy leaders from50 countries. On Tuesday, CERA placed three full pages of ads in the Journal, interspaced with full page ads by Chevron, Exxon and the American Petroleum Institute. Chevron took the opportunity to publish as a full page ad the two page ad previously described. Exxon took the opportunity, in its full page ad, to defend its record profits. The thrust of the ad is that it needs the profits to invest in oil exploration, and the final two lines state: "Our earnings go up and down with the business cycle. But our commitment to plan (and invest) for the future does not." That commitment, limited to exploration for more oil, could not be in grater contrast to the Chevron ad which featured "Thinking to the future-Committing more than $300 million each year on clean and renewable energies".

Which company evinced leadership in low carbon emissions?

On Wednesday, February 8, 2006, CERA ran a four page ad section, in connection with which Chevron again ran the same one page ad. Exxon was silent. But elsewhere in the Journal, apparently unconnected with the energy conference ads, Ford ran a full page ad entitled "I guess it is easy being green" with the text: "Presenting the 36 mpg Ford Escape Hybrid, the most fuel-efficient SUV on Earth. How green is that?"

On Thursday, February 9, 2006, CERA ran a one page ad and Chevron repeated its one page "Thinking to the future" ad.

Thus, during CERA week, in contrast to the five pages of ads that Chevron devoted to featuring its $300 million per year investment in "clean and renewable energies", Exxon devoted one page to its sponsorship of the Olympics and one page defending its profits as necessary for capital expenditures for oil exploration, but failing to state that any of those profits would be devoted to capital expenditures for developing clean or renewable energies.

Nor are these isolated instances. These ads have appeared in many other publications. For example, the Chevron ad has appeared in the Financial Times (e.g. February 8; March 15) and the New York Times (e.g. February 9), and a different version appeared as a two page ad in The New York Times of March 16 that extolled natural gas and stated that Chevron was "spending more than $1 billion over the next several years on next generation, ultra clean diesel fuel from natural gas." Meanwhile, Exxon ads have been a repletion (e.g. in the Wall Street Journal of March 7) of its defense of huge profits in order to explore for oil. In contrast, during this time, BP ran a series of full page ads (e.g. The Wall Street Journal February 13, February 15, February 22, February 28; The New York Times February 21; Business Week, February 13) as follows:

Low carbon electricity.
Coming to a light switch near you.
alternativenergy
Powered by BP

BP is introducing alternative energy -- a new business that will use hydrogen, as well as wind, sun and natural gas, to provide cleaner, low carbon electricity. We recently announced plans to develop the largest hydrogen-fueled power plant in the world in Southern California. When completed, it will emit 90% less carbon dioxide than a conventional coal-fired power station, utilizing innovative technology that can be used in the next generation of coal-powered facilities. Visit bpalternativenergy.com

Bp

beyond petroleum

Meanwhile, in The Wall Street Journal of February 28, Travelers Insurance took out a full page ad to announce that it had instituted a new program that provides "10% off insurance for hybrids".

These ads (other than the Exxon ads) show real leadership in ushering us into a lower carbon world. Exxon's ads tell of the "same old, same old" high carbon world. Hardly a profile that would moot the Proponents' shareholder proposal.

Furthermore, it is not all about putting on a public face. There is a genuine substantive difference between the policies of Exxon and those of companies (such as General Electric, Toyota, DuPont, BP and Chevron) that lead us toward a low carbon future. For example, President Bush in his State of the Union address (www.whitehouse.gov) on January 31 stated:

> Keeping America competitive requires affordable energy. And here we have a serious problem: America is addicted to oil, which is often imported from unstable parts of the world. The best way to break this addiction is through technology. Since 2001, we have spent nearly $10 billion to develop cleaner, cheaper, and more reliable alternative energy sources -- and we are on the threshold of incredible advances.

> So tonight, I announce the Advanced Energy Initiative -- a 22-percent increase in clean-energy research -- at the Department of Energy, to push for breakthroughs in two vital areas. To change how we power our homes and offices, we will invest more in zero-emission coal-fired plants, revolutionary solar and wind technologies, and clean, safe nuclear energy. (Applause.)
>
> We must also change how we power our automobiles. We will increase our research in better batteries for hybrid and electric cars, and in pollution-free cars that run on hydrogen. We'll also fund additional research in cutting-edge methods of producing ethanol, not just from corn, but from wood chips and stalks, or switch grass. Our goal is to make this new kind of ethanol practical and competitive within six years. (Applause.)
>
> Breakthroughs on this and other new technologies will help us reach another great goal: to replace more than 75 percent of our oil imports from the Middle East by 2025. (Applause.) By applying the talent and technology of America, this country can dramatically improve our environment, move beyond a petroleum-based economy, and make our dependence on Middle Eastern oil a thing of the past. (Applause.)

What was Exxon's reaction to the call by President Bush for greater energy independence and "moving beyond a petroleum-based economy" to a low carbon future? According to the lead in of a February 8 Reuters story:

> The United States will always rely on foreign imports of oil to fill its energy needs and should stop trying to become energy independent, a top Exxon Mobil Corp. said on Tuesday.

This refers to a speech by Exxon Senior Vice President Stuart McGill given at the Houston CERA conference in which he said:

> No combination of conservation measures, alternative energy sources and technological advances could realistically and economically provide a way to completely replace those imports in the short or medium term.

Thus, the Company continues the policies that it had under its recently retired CEO, Lee Raymond, who stated in an interview with Business Week (February 20, 2006), in response to the question "Can we wean ourselves off Mideast oil, as President Bush suggested we should in the State of the Union Address?":

> Energy is the lifeblood of the world economy, and oil and gas are the dominant energy forms. That is not going to change anytime soon. We might be able to reduce our dependence to a modest degree, but in reality, as long as the economy continues to grow, we will have to import substantial oil and import much more natural gas than we do right now. . .

The tone of Mr. Raymond's and Mr. McGill's response to the President's call for an "Advanced Energy Initiative" leading to moving the US "beyond a petroleum-based economy" hardly bespeaks of Exxon leadership toward a low carbon future.

2. The 2006 Report

If we turn from the tone projected by Exxon in its ads and in the statements of its officials to what little Exxon actually does to bring about a low carbon future, the picture gets no better. On the contrary, the statistics in the Company's 2006 Report show even less, were that possible, evidence of Exxon leadership toward a low energy future. An examination of the Company's 2006 Report reveals that Exxon is devoting virtually no resources toward the goal of achieving a low carbon world, as called for by the Proponents' shareholder proposal.

In contrast to the Chevron expenditures of $300 million per year on "clean and renewable energies" and a billion dollars over the next few years on "ultra clean diesel fuel", and in contrast to BP's "beyond petroleum" approach, such as its new plant in Southern California, what does the 2006 Report show that Exxon is actually doing to evince leadership toward a low carbon future?

We note preliminarily that we cannot expect much leadership will be shown by Exxon since an examination of the Company's projections (in the 2006 Report) of future worldwide energy needs reveals that Exxon's planning is based on its belief that 25 years hence (in 2030) oil and gas will continue to contribute 60% of worldwide energy supplies, while wind and solar combined will contribute only 1%. (See pages 3 and 4 of the 2006 Report.) Biofuels, including ethanol and biodiesel, are projected by Exxon to represent an *additional* 1% of year 2030 energy supplies. (p.4) Furthermore, Exxon projects that "Global oil resources are adequate to meet demand". (p. 5) Whether or not one agrees with these various projections is irrelevant. The key point is that Exxon does, and it is therefore not at all surprising that the Company devotes its attention to oil and gas and has no interest in being a leader in what it views as a minor niche area, namely low carbon emissions.

Nevertheless, Exxon does make some token investments in the low carbon arena. Thus, on pages 5 ("HCCI") and 7 Exxon states that it is "involved' with various projects to improve engine and fuel efficiency, No information is given with respect to the amount of money or other resources devoted to these projects or in what the "involvement" consists. On page 14, Exxon notes that it is involved, through a program at the University of Texas, in carbon capture. Again, no actual data is given. The 2006 Report also notes that Exxon is involved with projects aiming toward using hydrogen as fuel in cars (pages 11 and 15). It is unclear whether this is anything other than the GCEP research described in the box on page 12.

An examination of Section 3 of the 2006 Report ("Technology Options for the Longer Term") reveals that this Section is mostly a litany reciting why most of the technologies examined are neither feasible nor economically practical (but without examining their feasibility if oil is at $60/barrel or higher: see figure 17, page 16.) Most of the section talks in general terms, other than to reference the GCEP, described immediately below.

The main thrust of Exxon's initiative is clearly the "Global Climate and Energy Project" at Stamford University (the "GCEP" or the "Project") and it is stated on page 7 that the "GCEP research areas are covered in Section 2" of the 2006 Report. (See pages 11-13, esp. p. 12.)

Since the major substantive investment that Exxon appears to be making in a low carbon future is through GCEP, it is worth examining GCEP in depth. Although there are numerous references to GCEP in Section 2, it is never made clear that Exxon is not the sole sponsor of GCEP. On the contrary, an examination of the contract ("Project Agreement"), dated December 16, 2002 (available on the Stamford University web site) reveals that Exxon is only one of the four sponsors of the Project, along with General Electric, Toyota and Schlumberger. Although Exxon is the largest contributor to the Project, it is still a minority contributor whose initial commitment, for the period December 16, 2002 through August 31, 2005 (a period of two years, eight and a half months), totaled $8,888,888 of the $20,000,000 to be received from all of the sponsors for that period. This works out to support by Exxon of approximately $3,252,000 per year. We note that this dollar amount, apparently representing Exxon's only major dollar commitment toward "leadership" in low carbon emissions, is approximately one-half of the estimated annual retirement compensation to be paid to Exxon's recently retired CEO, Lee Raymond. Although the undersigned was unable to find any document on Stanford's web site extending the sponsorship agreement with the four corporate sponsors of the Project, a Project brochure, dated December 2005 (available on the Project's web pages on the Stamford University web site), states (at p. 34) that

> The [four] sponsoring companies contribute significant financial resources (anticipated ***up to*** $225 million over a decade ***or more***). . . [Emphasis supplied.]

The page goes on to explain that Exxon "plans to invest ***up to*** $100 million." [Emphasis supplied.]

Even at its most favorable interpretation (disregarding the "up to"s and the decade "or more"), that would represent an Exxon commitment (if that is the right word) of only $10,000,000. per year to support the only major undertaking that Exxon has toward achieving a low carbon future. Well, at least it is a bit more than Lee Raymond's yearly retirement compensation. Unfortunately, the commitment has a shorter expected lifespan than does Mr. Raymond.

In contrast with this $10 million/year figure, the Company's 2006 Report (p. 7) states that Exxon invests well over $600 million/year in R&D. It is made clear that the vast bulk of this investment relates to oil and gas, e.g. deepwater drilling, "Remote Reservoir Resistivity Mapping", horizontal drilling etc. We note that the GCEP commitment is less than 1% of the Company's R&D, even though, as noted above,

Exxon projects that in 2030 wind, solar and biofuels will represent 2% of energy consumption. Evidence of leadership toward a low carbon future?

How significant is $10 million per year to Exxon? It is .00093% of Exxon's *fourth quarter*, 2005, earnings and .00001% of fourth quarter revenue. It is .00147% of fourth quarter distributions to shareholders (dividends and stock purchases) and .00189% of capital and exploration spending. N.B. that these are quarterly, not annual, percentages.

In summary, there is nothing in the 2006 Report that indicates that Exxon has policies that would give it a leadership role in moving us "beyond a petroleum-based economy" toward a low carbon emissions society. Nothing. Zilch.

3. External Evaluations of Exxon

Equally telling to Exxon's contention that it already plays a leadership role in the low carbon arena are the views of external evaluators, such as Goldman Sachs Global Investment Research, the Investor Responsibility Research Center and a coalition of prominent Evangelical Christians.

In 2004 Goldman Sachs produced an "Environment and Social Index", which ranked the companies in the oil and gas industry "based on 30 environmental and social metrics in eight categories". For our purposes, the key metric is "renewables". The table on page 38 lists the rankings of the world's oil companies (other than "emerging market regionals"). Scores range from 1 (low) to 5 (high). (Page 38 of the report is annexed as Exhibit A to this letter.) . Exxon received a 2, the lowest rank of any of the majors. (Most of the 1s were given to state-controlled companies, mostly in China and Russia.)

Also included in the analysis (Exhibit A, p.52) was a reproduction of a table attributed to CERES, showing how 20 companies ranked on the "Corporate Governance and Climate Change survey". Exxon tied for the lowest score and ranked last among the five oil companies. [Although this table is attributed by Goldman Sacks to CERES, it and its accompanying report were actually prepared by the Investor Responsibility Research Center pursuant to a research contract with CERES.]

In a revision (intended to integrate fiscal and social performance) of the analysis published by Goldman Sachs in August, 2005, Exxon again received a 2 with respect to renewable policy, which once again was the lowest score among the majors. (See Exhibit B, page 120 as well as the table on page 130 entitled "The Majors except ExxonMobil lead on developing alternative energy sources".)

Finally, we note an implied criticism of Exxon from what might be thought to be a somewhat unexpected source. More than 85 respected evangelical leaders have banded together to issue a statement on global warming (a summary appeared as a full page ad in The New York Times of February 9, 2006). Their entire "Evangelical Call to Action", based on the stewardship of God's earth, may be found at www.christiansandclimate.org, where they say:

> We also applaud the steps taken by such companies as BP, Shell, General Electric, Cinergy, Duke Energy, and DuPont, all of which have moved ahead of the pace of government action through innovative measures implemented within their companies in the U.S. and around the world. In so doing they have offered timely leadership.

Conspicuous by its absence from the list of companies being praised "timely leadership" is the largest American industrial company, Exxon.

4. What do actual leaders do?

In the oil industry:

BP: In 2005, BP established a new Alternative Energy business that plans to invest $8 billion in solar, wind, hydrogen and combined-cycle generation technologies over the next decade. This represents an annual expenditure 80X Exxon's yearly GCEP expenditure.

Chevron: Through Chevron Technology Ventures, it invests more than $300 million a year in low-carbon and carbon-free technologies. [30X Exxon's GCEP expenditures.]

Shell: Since 1998, Shell has invested more than $1 billion to develop alternative energy technologies, and has established Shell Renewables and Shell Hydrogen as formal business units.

In other industries:

DuPont: The New York Times (February 28, 2996) reported under the headline "DuPont Seeks to Displace Fossil Fuels in Chemical Making" that DuPont "has allocated nearly 10 percent of its $1.3 billion research budget to extracting ingredients from carbohydrates – things that grow – rather than from hydrocarbons".

Toyota: Introduced hybrids, such as the Prius

Honda: Another early hybrid manufacturer

DaimlerChrysler: According to Business Week (February 20, 2006), its new BlueTec diesel technology combines the low pollution of gas with the high mileage of diesel engines.

Ford: Ford says that developing vehicles that dramatically lower GHG emissions is a major competitive advantage in the auto industry and has pledged to sharply increase the mileage of Ford cars. It is the only US automaker presently producing fully hybrid vehicles and plans to ramp up production tenfold by 2010.

Travelers: Reduced insurance rates for hybrids

General Electric: GE plans to double its investments in environmentally friendly technologies by 2010, from $700 million to $1.5 billion a year. GE projects that its sales of environmentally friendly technologies, such as highly efficient gas turbines, wind turbines, hybrid diesel-electric locomotives, integrated gasification combined cycle coal plants and water purification systems, could reach $20 billion a year by 2010.

Cinergy: Cinergy produced a board-reviewed report in 2004 that concluded CO2 emissions are likely to be regulated and has called for prudent GHG regulations to set the stage for a continuing role for coal in a carbon-constrained world. Cinergy devoted much of its 2004 annual report to a discussion of climate change. In 2003, Cinergy was one of the first utilities to set a CO2 management goal, setting specific reduction targets. It is now conducting a feasibility study for construction of an integrated gasification combined cycle coal plant.

-FPL Group: The largest U.S. generator of wind power, which generates 24% of its electricity.

Goldman Sacks: According to The New York Times (February 15, 2006), the firm "is committed to investing $1 billion in renewable energy and is "well on its way" to achieving that."

J.P Morgan Chase: The same article reports "it will invest more than $250 in wind-energy projects."

HSBC: Committed to be carbon neutral in all of its operations

5. Conclusion

It is obvious that Exxon has no interest in being a "leader in low-carbon emissions". Although, like any corporation whose revenues are coming in at the rate of $400 billion per year it can spare a few million for token projects, such expenditures, especially when compared with expenditures at smaller companies such as BP and Shell, hardly qualify the Company as a leader.

Consequently, Exxon has failed to establish that the Proponents' shareholder proposal has been substantially implemented.

RULE 14a-8(i)(7)

The Staff has long taken the position (most recently in *Ford Motor Company* (March 6, 2006)) that shareholder proposals dealing with climate change raise such significant policy issues that they not excludable by virtue of Rule 14a-8(i)(7). See also e.g., *Occidental petroleum Company* (February 7, 2006); *General Electric Company* (January 17, 2006);*ExxonMobil Corporation* (March 23, 2005). *The Ryland Group, Inc.*(February 1, 2005).

Were there to have been any doubt that a shareholder proposal raises significant policy issues when it calls on a registrant to lead us into a low carbon future, such doubt was surely dispelled by President Bush's State of the Union address calling on us to "move beyond a petroleum-based economy".

The Ford Motor Company no-action letter cited by Exxon is totally inapposite since it failed to raise any significant policy issue that would cause the ordinary business exclusion to be inapplicable.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons, Esq.
All Proponents
Sister Pat Wolf

Goldman Sachs

Global Energy

Exhibit A (page 1 of 3)

Energy Environmental and Social Report

Introducing the Goldman Sachs Energy Environmental and Social Index

[redacted]

February 24, 2004

Related research:

Global Energy: 50 projects to change the world, June 19, 2003

Anthony Ling
anthony.ling@gs.com
London: 44-20-7774-6776

Jonathan Waghorn
jonathan.waghorn@gs.com
London: 44-20-7552-2538

Sarah Forrest
sarah.forrest@gs.com
London: 44-20-7552-9388

Matthew Lanstone
matthew.lanstone@gs.com
London: 44-20-7774-2419

Mark Fletcher
Richard Manley
Peter Mallin-Jones
Michele Della Vigna

Goldman Sachs
Global Investment Research

Environmental and social issues count. While one-off events have limited share price impact, environmental and social issues will become increasingly important for oil and gas companies seeking to access the new legacy assets, which we view as the key driver of future performance and valuation. BP and RD/Shell stand out for their social and environmental track record, followed by Statoil and ExxonMobil 10% ahead of the pack.

UN request to analyse environmental and social issues in the oil and gas industry

This report follows a request from the UN Asset Management Working Group to analyse the environmental and social issues that are likely to be material for company competitiveness and reputation, and to identify their potential impact on valuation.

Introducing the GSEES Index: BP the outright winner, followed by RD/Shell, Statoil and ExxonMobil

The Goldman Sachs Energy Environmental and Social (GSEES) Index is based on an analysis of 30 environmental and social metrics in eight categories. We find that BP and RD/Shell stand out by some distance, followed by Statoil and ExxonMobil, which are 10% above Norsk Hydro, TOTAL, ChevronTexaco, BG and ENI, also notable performers.

Returns drive valuation; high GSEES Index scorers dominate next generation legacy assets

Economic return spreads drive valuations across the market. Environmental and social issues have limited impact on share prices unless they have a material impact on underlying returns, in our view. The companies with the best social and environmental track record, as measured by the GSEES Index, dominate the next generation legacy assets. In an increasingly complex world, we believe such issues are part of the relative quality of overall management performance needed to compete successfully. In this respect, social and environmental issues already appear to be playing a role in determining the relative winners within the industry.

Exhibit K (page 2 of 3)

The GSEES Index Climate Change score

BP is the outstanding company in terms of its GSEES Index Climate Change score (see Exhibit 24), followed by the European Majors and Regionals; Amerada Hess scores best among the US companies. No information is disclosed on GHG emissions by the Emerging Market Regionals and they are not involved in development of renewable energy sources. For a detailed description of the criteria used to give a score to the companies in each metric, please see page 99.

Exhibit 24: Company relative positioning in the GSEES Index Climate Change score

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
BP	5	4	5	5	4	23
RD/Shell	5	3	4	5	5	22
TOTAL	3	3	5	4	4	19
Norsk Hydro	2	5	4	4	3	18
Statoil	2	5	4	4	3	18
BG	3	4	5	4	1	17
ENI	2	3	4	4	2	15
OMV	3	3	4	3	2	15
Repsol	3	4	4	3	1	15
Amerada Hess	2	5	4	2	1	14
ChevronTexaco	2	3	2	3	4	14
ExxonMobil	2	3	4	2	2	13
ConocoPhillips	2	2	3	3	2	12
Occidental	2	2	3	2	1	10
MOL	1	1	1	3	1	7
Yukos	1	1	1	3	1	7
CEPSA	1	1	1	1	1	5
CNOOC	1	1	1	1	1	5
Lukoil	1	1	1	1	1	5
Marathon	1	1	1	1	1	5
Petrobras	1	1	1	1	1	5
PetroChina	1	1	1	1	1	5
Sinopec	1	1	1	1	1	5
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]


Majors
Regionals
Emerging Market Regionals

Source: Company Data, Capol Partners, Goldman Sachs Research estimates.

Exhibit A (page 3 of 3)

Europeans top the CERES Corporate Governance and Climate Change survey

Exhibit 42: CERES 14 point checklist

1. Committee of directors for environmental affairs
2. Board level review of climate change
3. Chief Environmental Officer reports to CEO
4. Compensation linked to GHG performance
5. Clear climate change statement from CEO
6. Statement on climate change risks in 10-K report
7. Issue separate sustainability report
8. Calculate GHG savings from company projects
9. Record GHGs and report to shareholders
10. Establish GHG baseline > ten years ago
11. Set firm targets for future emissions
12. Certification from third party auditor
13. Participate in external emissions trading
14. Develop renewable energy sources

Source: CERES.

The Coalition for Environmentally Responsible Companies (CERES) is an NGO based in the US. It published a climate checklist in its recent report *Corporate Governance and Climate Change: Making the Connection*, published in June 2003, which compared companies across various sectors. The European Majors (BP and RD/Shell) scored at the top of the survey whilst the US Majors (ExxonMobil, ChevronTexaco and ConocoPhillips) fared poorly overall.

According to the CERES report, the European oil industry is more in touch with environmental issues than the rest of the market

Exhibit 43: CERES Company Positions

	1 Committee	2 Review	3 Enviro Officer and CEO	4 Comp Link	5 Strategy	6 10-K includes Climate Change	7 Separate Report	8 GHG Savings	9 Record and Report GHGs	10 Establish GHG baseline	11 GHG targets	12 3rd Party Auditor	13 GHG emissions trading	14 Renewable energy	
BP	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	14
RD/Shell	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	14
Alcoa	Y	Y	Y	Y	Y		Y	Y	Y	Y	Y	Y		Y	12
DuPont	Y	Y			Y	Y	Y	Y	Y	Y	Y		Y	Y	12
AEP	Y	Y	Y		Y	Y		Y	Y		Y		Y	Y	10
IBM	Y	Y	Y				Y	Y	Y	Y	Y	Y		Y	10
Toyota	Y	Y			Y	Y	Y		Y	Y	Y			Y	10
Cinergy	Y	Y	Y		Y	Y		Y	Y	Y				Y	9
Ford Motor	Y	Y	Y		Y	Y	Y	Y	Y				Y	Y	9
General Motors	Y	Y	Y				Y	Y	Y	Y			Y	Y	9
Honda	Y	Y			Y		Y		Y	Y	Y			Y	9
Int'l Paper	Y	Y	Y				Y		Y				Y	Y	7
Southern			Y			Y		Y	Y	Y				Y	6
Xcel Energy	Y	Y	Y			Y		Y						Y	6
ChevronTexaco	Y	Y	Y					Y						Y	6
ConocoPhillips	Y	Y				Y		Y							5
DaimlerChrysler			Y			Y	Y		Y	Y					5
ExxonMobil	Y	Y	Y						Y						4
General Electric	Y	Y	Y											Y	4
TXU			Y			Y		Y						Y	4

Source: CERES.

Goldman Sachs

Global Energy

Exhibit B (page 1 of 31)

ESG framework

Sustainable investing in the energy sector

The Goldman Sachs Group, Inc.

August 24, 2006

Related research:

Global Energy: Environmental and social issues count, February 25, 2005

Global Energy: 100 projects to change the world, January 13, 2005

Anthony Ling
Goldman Sachs International
anthony.ling@gs.com
London: 44-20-7774-6776

Sarah Forrest
Goldman Sachs International
sarah.forrest@gs.com
London: 44-20-7552-9368

Andrew Baird
Goldman Sachs International
andrew.baird@gs.com

Matthew Lanstone
Goldman Sachs International
matthew.lanstone@gs.com

Analysts employed by non-US affiliates are not required to take the NASD/NYSE analyst exam.

Global Investment Research

Integrating ESG. We launched our GSEES Index, to measure environmental and social performance, in February 2004. Index leaders have outperformed peers by 12% since then. Our new, expanded ESG Index measures overall management quality, and we incorporate it into a framework for sustainable investing in the energy sector. The ESG leaders also have the highest exposure to new legacy assets, which drive long-run returns and performance.

Economic returns drive valuation and performance

We find that correlations of valuation with economic returns are much higher than those for multiples and growth measures, both for the energy sector and the market in general. Portfolios constructed by this method consistently perform better than any others we have tested.

Underlying economic returns are largely driven by access to new legacy assets

In our view, access to new legacy assets is the key driver of sustainable incremental returns. Of all upstream growth capex, 74% is directed at our Top 100 projects. Leaders in exposure to these assets have outperformed their peers by 8% since January 2005.

ESG leaders and new legacy asset winners: A potent combination

We find a strong correlation between leaders in our Environment, Social and Governance (ESG) Index and exposure to new legacy assets. Companies that are leaders in both categories have outperformed their peers by 24% since February 2004. BG, BP, Exxon, Petrobras, Statoil and TOTAL are the current leaders in both categories and are best positioned for sustainable success, in our opinion. We have expanded our index from 30 to 42 criteria and have included a corporate governance category. The index quantifies performance with regard to the economy, market, society and the environment, and is applicable across all sectors.

For Reg AC certification, see page 154. For other important disclosures, see page 157, go to http://www.gs.com/research/hedge.html, or contact your investment representative.

Exhibit B (page 2 of 3)

Statoil, BP and BG lead for environmental performance

Exhibit 96: Company relative positioning on Energy ESG Index environmental scores

Company	[illegible]		[illegible]			[illegible]		[illegible]			
	Energy consumption versus GCI	Fresh water consumption versus GCI	Oil spills versus GCI	Waste and oil discharges versus GCI	Gas flaring versus GCI	GHG emission versus GCI	Change in GHG emissions	Gas and downstream investments	Renewable and alternative energy	Biodiversity management	Environmental Score
Statoil	4	5	5	5	5	5	5	4	3	4	45
BP	3	4	5	4	5	4	4	4	5	5	43
BG	5	5	5	4	4	4	5	5	1	4	42
Hydro	4	3	4	3	5	4	3	4	5	4	39
Woodside	5	1	3	4	5	5	4	5	3	3	38
ENI	4	4	4	2	2	3	3	4	5	5	36
TOTAL	4	1	4	5	1	3	4	3	5	5	36
RD/Shell	3	2	3	4	3	2	3	4	5	5	34
Amerada Hess	1	1	5	4	4	4	5	3	2	4	33
Cairn	5	5	1	3	1	5	4	3	1	4	32
Repsol	4	4	2	3	1	4	5	3	2	3	31
BHP Billiton	3	2	5	3	5	2	3	2	1	4	30
ExxonMobil	3	1	3	3	4	2	4	3	2	5	30
OMV	4	5	1	5	1	3	4	3	2	2	30
Chevron	2	1	3	1	3	2	3	3	5	5	28
Petrobras	2	4	4	3	3	2	3	2	1	3	27
Santos	1	1	4	3	1	2	4	5	3	3	27
EnCana	1	1	1	1	5	5	4	5	1	2	26
ConocoPhillips	1	1	3	2	1	2	4	3	3	5	25
Unocal	1	1	1	1	1	3	4	5	2	4	23
Gazprom	1	5	1	3	1	1	1	5	1	3	22
MOL	1	3	2	2	1	3	5	2	2	1	22
Marathon	1	1	5	1	1	2	3	4	1	2	21
Occidental	1	1	1	2	1	3	3	2	1	1	16
PetroChina	1	1	1	3	1	1	1	3	1	2	15
Lukoil	1	1	1	1	1	1	1	2	1	3	13
CNOOC	1	1	1	1	1	1	1	3	1	1	12
Murphy	1	1	1	1	1	1	1	2	1	1	11
CEPSA	1	1	1	1	1	1	1	1	1	1	10
Sibneft	1	1	1	1	1	1	1	1	1	1	10
Sinopec	1	1	1	1	1	1	1	1	1	1	10
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Maximum	5	5	5	5	5	5	5	5	5	5	50

Source: Company data, Goldman Sachs Research.

The Majors except ExxonMobil lead on developing alternative energy sources

Renewable energy sources are inexhaustible (e.g. wind, solar, geothermal, tidal) and alternative energy sources may or may not be exhaustible (e.g. hydrogen, biofuels). We believe the development of innovative technology for renewable and alternative sources is important as traditional oil and gas projects become increasingly difficult to find and develop. The Majors are leading the way through R&D programmes in wind, solar, biofuels, hydrogen, geothermal and tidal energy. Hydro and Statoil lead the European Regionals while their US peers have less involvement, with single projects by Amerada Hess, ConocoPhillips and Unocal. EM Regionals and the global other group have no interest, except for Santos. We believe this metric is focused towards the larger players as the market for low carbon energy sources is still in the development stage.

Exhibit 105: Company exposure to renewable and alternative energy investments

	Company	Wind	Solar	Biofuels	Hydrogen	Other e.g. geothermal	
Majors	BP	✓	✓	✓	✓	■	All the Majors have comprehensive renewable energy programmes except ExxonMobil, which has chosen to invest in R&D for hydrogen technology alone
	Chevron	✓	✓	✓	✓	✓	
	ENI	✓	✓	✓	✓	✓	
	ExxonMobil	■	■	■	✓	■	
	RD/Shell	✓	✓	✓	✓	■	
	TOTAL	✓	✓	✓	✓	✓	
European Regionals	BG	■	■	■	■	■	Hydro leads the European Regionals on renewable energy programmes, with marginal involvement from the other players
	CEPSA	■	■	■	■	■	
	Hydro	✓	■	✓	✓	✓	
	MOL	■	✓	■	■	■	
	OMV	■	■	✓	■	■	
	Repsol	■	■	■	✓	■	
	Statoil	■	■	✓	✓	■	
US Regionals	Amerada Hess	■	■	■	✓	■	ConocoPhillips leads the US Regionals, which have more narrow renewable programmes than their European peers, with only Amerada Hess, ConocoPhillips and Unocal involved
	ConocoPhillips	✓	■	■	✓	■	
	Marathon	■	■	■	■	■	
	Murphy	■	■	■	■	■	
	Occidental	■	■	■	■	■	
	Unocal	■	■	■	■	✓	
EM Regionals	CNOOC	■	■	■	■	■	There is no renewable energy development among the EM Regionals
	Gazprom	■	■	■	■	■	
	Lukoil	■	■	■	■	■	
	Petrobras	■	■	■	■	■	
	PetroChina	■	■	■	■	■	
	Sibneft	■	■	■	■	■	
	Sinopec	■	■	■	■	■	
Global Other	BHP Billiton	■	■	■	■	■	Santos and Woodside are the only companies of this group considering renewable energy, namely solar, hydrogen, wind, geothermal and tidal
	Cairn	■	■	■	■	■	
	EnCana	■	■	■	■	■	
	Santos	■	✓	■	■	✓	
	Woodside	■	■	■	✓	✓	

Source: Company data, Goldman Sachs Research.

END